Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2026

Gurugram, India and New York November 12, 2026— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel agencies, today announced its unaudited financial and operating results for the three months ended September 30, 2026.

“In the second quarter of fiscal year 2027, Yatra continued to grow and outperform a softer travel market. Gross Bookings increased 5.7% year-over-year and 3.2% sequentially to INR 21,654.6 million (USD 226.0 million), even as industry domestic air traffic declined approximately 6% year-over-year and 16% sequentially, amid the conflict in the Middle East, elevated fuel prices, higher airfares and airline capacity rationalization.

Revenue from operations was INR 2,136.0 million (USD 22.3 million), up 13.7% sequentially. The 39.1% year-over-year decrease mainly reflects lower MICE revenue, which is recognized on a gross basis; total Adjusted Margin was stable year-over-year. Profitability was affected by higher personnel and operating expenses, including investments in strategic initiatives.

Air was a key highlight: Gross Bookings grew approximately 14.8% year-over-year and Adjusted Margin grew 20.8%, improving to 5.6% of Gross Bookings from 6.9%, as better take rates in our consumer and corporate businesses offset a higher share of distribution volumes and competitive promotions. Air passenger volumes grew sequentially despite a sharp decline in industry traffic.

In Hotels and Packages, standalone Hotels grew Gross Bookings approximately 20% year-over-year, supporting our strategy of scaling this higher-margin business. Segment Gross Bookings declined approximately 20.7%, driven by headwinds to our MICE business, where higher travel costs led corporates to defer and resize programmes; activity improved during the quarter as deferred programmes began to be rescheduled.

Corporate Travel remains a key growth pillar. We continue to expand our corporate customer base and wallet share, and to broaden our addressable market through Travel Pro for MSMEs, RECAP for expense management, and new technology and global partnerships.

Looking ahead, while geopolitical and aviation-related uncertainties persist, we believe the structural drivers of travel remain compelling. We remain focused on rebuilding MICE as corporate demand recovers, scaling Hotels, strengthening profitability across Air and Hotels and Packages, and using technology, AI and automation to improve customer experience and efficiency, in pursuit of disciplined, profitable growth. I thank our team, partners, customers and shareholders for their continued support.-” — Siddhartha Gupta, CEO.

Financial and operating highlights for the three months ended September 30, 2026:

●	Revenue of INR 2,136.0 million (USD 22.3 million), representing a decrease of 39.1% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,227.5 million (USD 12.8 million), representing an increase of 20.8% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 381.1 million (USD 4.0 million), representing a decrease of 25.9% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 21,654.6 million (USD 226.0 million), representing an increase of 5.6% YoY.
●	Loss for the period was INR 223.1 million (USD 2.3 million) versus a profit of INR 98.8 million (USD 1.0 million) for the three months ended September 30, 2025, reflecting a decrease of INR 321.9 million (USD 3.4 million) YoY.
●	Result from operations was a loss of INR 207.7 million (USD 2.2 million) versus a profit of INR 104.7 million (USD 1.1 million) for the three months ended September 30, 2025, reflecting a decrease of INR 312.3 million (USD 3.3 million) YoY.
●	Adjusted EBITDA(2) loss was INR 32.2 million (USD 0.3 million) reflecting a decrease of 115.2% YoY.

	Three months ended September 30,
	2025	2026	2026	YoY
	Unaudited	Unaudited	Unaudited	Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	35,08,690	21,36,029	22,290	(39.1)%
Results from operations	1,04,671	(2,07,638)	(2,166)	(298.4)%
Profit/(Loss) for the period	98,771	(2,33,085)	(2,327)	(325.9)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	10,16,046	12,27,493	12,809	20.8%
Adjusted Margin - Hotels and Packages	5,14,468	3,81,126	3,977	(25.9)%
Adjusted Margin - Other Services	94,967	71,855	750	(24.3)%
Others (Including Other Income)	1,37,843	1,38,834	1,449	0.7%
Adjusted EBITDA (2)	2,11,985	(32,199)	(336)	(115.2)%
Operating Metrics
Gross Bookings (3)	2,05,04,854	2,16,54,582	2,25,969	5.6%
Air Ticketing	1,48,11,400	1,70,06,075	1,77,461	14.8%
Hotels and Packages	51,41,643	40,53,570	42,300	(21.2)%
Other Services (6)	5,51,811	5,94,937	6,208	7.8%
Adjusted Margin% (4)
Air Ticketing	6.9%	7.2%
Hotels and Packages	10.0%	9.4%
Other Services	17.2%	12.1%
Quantitative details (5)
Air Passengers Booked	1,329	1,298		(2.4)%
Stand-alone Hotel Room Nights Booked	504	490		(2.8)%
Packages Passengers Travelled	33	142		329.2%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consist of freight businesses, IT services, bus, rail and cab and other services.

As of September 30, 2026, 64,064,495 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2026, the unaudited condensed consolidated statement of financial position as at September 30, 2026, the unaudited condensed consolidated statement of cash flows for the six months ended September 30, 2026 and discussion of the results of the three months ended September 30, 2026 compared with three months ended September 30, 2025, were converted into U.S. dollars at the exchange rate of 95.83 INR per USD, which is based on the noon buying rate as at September 30, 2026, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

1. The Company received a notification from the Listing Qualifications Department of Nasdaq on June 25, 2026, informing it that its ordinary shares had failed to maintain the minimum closing bid price of USD 1.00 per share, as required under Nasdaq Listing Rule 5550(a)(2). Accordingly, the Company was granted an initial compliance period of 180 calendar days, until December 22, 2026 (“Initial Compliance Period”), to regain compliance by maintaining the minimum bid price for at least 10 consecutive business days.

On September 23, 2026, the Company has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market, Inc. notifying the Company that it has regained compliance with the NASDAQ Capital Market’s minimum bid price continued listing requirement. The letter noted that for last 10 consecutive business days, from September 09, 2026 through September 22, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and NASDAQ considers the matter closed.

Subsequently, on November 10, 2026, we received a letter from the Staff of Nasdaq notifying us that, for the period from September 29, 2026 to November 9, 2026, our ordinary shares had not maintained the Minimum Bid Price Requirement pursuant to Nasdaq Listing Rule 5550(a)(2). The Nasdaq letter does not result in the immediate delisting of our ordinary shares from The Nasdaq Capital Market. In accordance with the Compliance Period Rule, we have been provided an initial period of 180 calendar days, or until May 10, 2027, to regain compliance with the Minimum Bid Price Requirement.

If, at any time during this 180-day period, the closing bid price for our ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days (or such longer period as the Staff may require in its discretion, but generally no more than 20 consecutive business days), as required under the Compliance Period Rule, the Staff will provide written notification to us that we comply with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Capital Market. If we do not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period.

To qualify, we would have to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and we would need to provide written notice to Nasdaq of its intention to cure the deficiency during the additional compliance period, by effecting a reverse stock split, if necessary. We intend to monitor the closing bid price of its ordinary shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, which could include seeking to effect a reverse stock split.

However, there can be no assurance that we will be able to regain compliance with the Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements.

2. Magna Holdings Ltd. had made an unsolicited partial tender offer to acquire up to 20 million ordinary shares, representing approximately 31% of the outstanding share capital of the Company, at an offer price of USD 1.10 per share. The Board of Directors of Yatra unanimously recommended that shareholders reject the offer, citing concerns regarding the valuation and other terms of the offer. The offer expired on September 25, 2026, with only 414,256 shares (approximately 0.65% of the outstanding share capital) tendered and accepted by Magna. Accordingly, the tender offer process has concluded without Magna acquiring the proposed 31% stake.

3. On November 1, 2026, the Company experienced a cyber-security incident. We promptly activated our incident response protocols and appropriate remedial and preventive measures were implemented to safeguard the affected systems. We do not currently believe the incident has had a material effect on the Company’s core business operations, financial performance, or business continuity. However, our investigation is ongoing and we cannot provide assurance regarding the ultimate outcome of the investigation.

Results of Three Months Ended September 30, 2026

Revenue. We generated Revenue of INR 2,136.0 million (USD 22.3 million) in the three months ended September 30, 2026, a decrease of 39.1% compared with INR 3,508.7 million (USD 36.6 million) in the three months ended September 30, 2025. The decrease in revenue is mainly on account of decrease in our Hotels and Packages business, driven by our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business.

Service cost. Our Service cost decreased to INR 881.5 million (USD 9.2 million) in the three months ended September 30, 2026, compared to Service cost of INR 2,251.4 million (USD 23.5 million) in the three months ended September 30, 2025. The decrease in Service cost is driven by a decrease in Hotels and Packages gross bookings on account of our MICE business.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure). For further details, see the section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	584,705	756,512	2,706,918	1,180,139	91,310	71,855
Customer promotional expenses	431,341	470,981	58,945	82,476	3,657	-
Service cost	-	-	(2,251,395)	(881,489)	-	-
Adjusted Margin	1,016,046	1,227,493	514,468	381,126	94,967	71,855

Air Ticketing. Revenue from our Air Ticketing business was INR 756.5 million (USD 7.9 million) in the three months ended September 30, 2026 as compared to INR 584.7 million (USD 6.1 million) in the three months ended September 30, 2025, reflecting an increase of 23.1%.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,227.5 million (USD 12.8 million) in the three months ended September 30, 2026, as compared to INR 1,016.0 million (USD 10.6 million) in the three months ended September 30, 2025. In the three months ended September 30, 2026, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 471.0 million (USD 4.9 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 431.3 million (USD 4.5 million) in the three months ended September 30, 2025. The increase in Adjusted Margin – Air Ticketing is in line with the increase in gross bookings.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,180.1 million (USD 12.3 million) in the three months ended September 30, 2026, as compared to INR 2,706.9 million (USD 28.2 million) in the three months ended September 30, 2025, reflecting a decrease of 56.4%.

Adjusted Margin (1) for this segment decreased by 25.9% to INR 381.1 million (USD 4.0 million) in the three months ended September 30, 2026 from INR 514.5 million (USD 5.4 million) in the three months ended September 30, 2025. In the three months ended September 30, 2026, Adjusted Margin (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 82.5 million (USD 0.9 million) against an add-back of INR 58.9 million (USD 0.6 million) in the three months ended September 30, 2025. The decrease in Adjusted Margin is mainly on account of a decrease in our Hotels and Packages business driven by our MICE business.

Other Services. Our Revenue from Other Services was INR 71.9 million (USD 0.8 million) in the three months ended September 30, 2026, a decrease from INR 91.3 million (USD 1.0 million) in the three months ended September 30, 2025.

Adjusted Margin for this segment decreased by 24.3% to INR 71.9 million (USD 0.8 million) in the three months ended September 30, 2026, from INR 94.9 million (USD 1.0 million) in the three months ended September 30, 2025. In the three months ended September 30, 2026, Adjusted Margin includes the reversal of consumer promotion expenses, which has increased the Revenue of INR Nil million (USD Nil million) against an add-back of INR 3.7 million (USD 0 million) in the three months ended September 30, 2025 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 127.5 million (USD 1.3 million) in the three months ended September 30, 2026, an increase from INR 125.8 million (USD 1.3 million) in the three months ended September 30, 2025 due to an increase in advertising revenue.

Other Income. Our Other Income decreased to INR 11.3 million (USD 0.1 million) in the three months ended September 30, 2026 from INR 12.1 million (USD 0.1 million) in the three months ended September 30, 2025 due to an increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 9.2% to INR 458.0 million (USD 4.8 million) in the three months ended September 30, 2026 from INR 419.5 million (USD 4.4 million) in the three months ended September 30, 2025. Excluding employee share-based compensation costs of INR 52.1 million (USD 0.5 million) in the three months ended September 30, 2026, compared to INR 8.6 million (USD 0.1 million) in the three months ended September 30, 2025, personnel expenses decreased by 1.2% in the three months ended September 30, 2026 on account of an impact of annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 34.8% to INR 43.3 million (USD 0.5 million) in the three months ended September 30, 2026 from INR 66.5 million (USD 0.7 million) in the three months ended September 30, 2025. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 596.8 million (USD 6.2 million) in the three months ended September 30, 2026 against INR 560.4 million (USD 5.8 million) in the three months ended September 30, 2025, an increase of 6.5% on a YoY basis.

Other Operating Expenses. Other operating expenses increased by 46.3% to INR 848.9 million (USD 8.9 million) in the three months ended September 30, 2026 from INR 580.1 million (USD 6.1 million) in the three months ended September 30, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 24.9% to INR 123.3 million (USD 1.3 million) in the three months ended September 30, 2026 from INR 98.7 million (USD 1.0 million) in the three months ended September 30, 2025 on account of higher capitalization of intangible assets.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 207.6 million (USD 2.2 million) in for the three months ended September 30, 2026. Our results from operations for the three months ended September 30, 2025 were a profit of INR 104.7 million (USD 1.1 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 155.5 million (USD 1.6 million) for three months ended September 30, 2026 as compared to a profit of INR 113.3 million (USD 1.2 million) for three months ended September 30, 2025.

Finance Income. Our finance income decreased to INR 21.3 million (USD 0.2 million) in the three months ended September 30, 2026 from INR 49.0 million (USD 0.5 million) in the three months ended September 30, 2025. This decrease was primarily on account of a decrease in our term deposits.

Finance Costs. Our finance costs of INR 47.9 million (USD 0.5 million) in the three months ended September 30, 2026 which includes interest on the lease liability of INR 9.9 million (USD 0.1 million) increased by INR 19.7 million (USD 0.2 million) from finance cost of INR 28.2 million (USD 0.3 million) in the three months ended September 30, 2025, which includes interest on the lease liability of INR 9.1 million (USD 0.1 million).

Income Tax Expense. Our income tax expense during the three months ended September 30, 2026 was INR 1.1 million (USD 0 million) compared to income tax expense of INR 26.7 million (USD 0.3 million) during the three months ended September 30, 2025.

Profit/ (Loss) for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2026 was INR 223.1 million (USD 2.3 million) as compared to a profit of INR 98.8 million (USD 1.0 million) in the three months ended September 30, 2025. Excluding the employee share based compensation costs, the Adjusted Loss(1) would have been INR 170.9 million (USD 1.8 million) for the three months ended September 30, 2026 against an Adjusted Profit(1) of INR 107.4 million (USD 1.1 million) for the three months ended September 30, 2025. Due to the foregoing factors, Adjusted EBITDA (1) decreased to INR (32.2 million) (USD 0.3 million) in the three months ended September 30, 2026 from an Adjusted EBITDA (1) of INR 212.0 million (USD 2.2 million) in the three months ended September 30, 2025.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 3.42 (USD 0.04) in the three months ended September 30, 2026 as compared to Basic Earnings per share of INR 0.77 (USD 0.01) in the three months ended September 30, 2025. After excluding the employee share-based compensation costs, Adjusted Basic Loss per Share(1) would have been INR 2.61 (USD 0.03) in the three months ended September 30, 2026, as compared to Adjusted Basic Earnings per share of INR 0.87 (USD 0.01) in the three months ended September 30, 2025.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 3.42 (USD 0.04) in the three months ended September 30, 2026 as compared to Diluted Earnings per share of INR 0.77 (USD 0.01) in the three months ended September 30, 2025. After excluding the employee share-based compensation costs, Adjusted Diluted Loss Per Share(1) would have been INR 2.61 (USD 0.03) in the three months ended September 30, 2026 as compared to Adjusted Diluted Earnings Per Share of INR 0.87 (USD 0.01) in the three months ended September 30, 2025.

Liquidity. As of September 30, 2026, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,304.1 million (USD 24.3 million).

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended September 30, 2026 beginning at 08:00 AM Eastern Daylight Time (or 06:30 PM India Standard Time) on November 13, 2026. Dial in details for the conference call is as follows: US/International dial-in number: +1 585-542-9983. Confirmation Code: 690821321 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/690821321.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - This primarily reflects income on the bank deposits.

●	Finance cost - This primarily reflects income on the borrowings and interest in lease liabilities.

●	Depreciation and amortization - This primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - This primarily reflects income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Profit/(Loss) for the period as per IFRS	98,771	(2,23,083)	2,08,712	(1,82,221)
Employee share-based compensation costs	8,618	52,175	18,957	1,00,529
Depreciation and amortization	98,696	1,23,264	1,90,206	2,34,911
Finance income	(49,012)	(21,315)	(84,084)	(57,434)
Finance costs	28,215	47,866	46,437	94,299
Tax expense/(benefit)	26,697	(11,104)	37,985	(6,382)
Adjusted EBITDA	2,11,985	(32,199)	4,18,213	1,83,702

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Results from operations (as per IFRS)	1,04,671	(2,07,638)	2,09,050	(1,51,738)
Employee share-based compensation costs	8,618	52,175	18,957	1,00,529
Adjusted Results from Operations	1,13,289	(1,55,463)	2,28,007	(51,209)

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Profit/(Loss) for the period (as per IFRS)	98,771	(2,23,083)	2,08,712	(1,82,221)
Employee share-based compensation costs	8,618	52,175	18,957	1,00,529
Tax impact of non-IFRS adjustments*	-	-	-	-
Adjusted Profit/(Loss) for the period	1,07,389	(1,70,908)	2,27,669	(81,692)

	Three months ended		Six months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Basic Earnings/Loss per share (as per IFRS)	0.77	(3.42)	1.62	(2.89)
Employee share-based compensation costs	0.10	0.82	0.22	1.57
Tax impact of non-IFRS adjustments*	-	-	-	-
Adjusted Basic Earnings/(Loss) Per Share	0.87	(2.61)	1.84	(1.32)

	Three months ended		Six months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Diluted Earnings/(Loss) per share (as per IFRS)	0.77	(3.42)	1.61	(2.89)
Employee share-based compensation costs	0.10	0.82	0.22	1.57
Tax impact of non-IFRS adjustments*	-	-	-	-
Adjusted Diluted Earnings/(Loss) Per Share	0.87	(2.61)	1.83	(1.32)

*Non-IFRS adjustments, such as employee share-based compensation and listing expenses, are tax-effected using the statutory rates of the jurisdictions in which they arise. The employee share-based compensation and listing expenses adjustments are attributable to a Company subsidiary that currently has a nil tax liability. Accordingly, no income tax adjustment is required for these items.

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	584,705	756,512	2,706,918	1,180,139	91,310	71,855
Customer promotional expenses	431,341	470,981	58,945	82,476	3,657	-
Service cost	-	-	(2,251,395)	(881,489)	-	-
Adjusted Margin	1,016,046	1,227,493	514,468	381,126	94,967	71,855

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Six Months ended September 30,
Amount in INR thousands	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	1,231,677	1,455,340	3,959,474	2,217,568	158,719	140,939
Customer promotional expenses	766,886	841,691	128,390	169,202	8,153	5,737
Service cost	-	-	(3,193,248)	(1,533,128)	-	-
Other income	-	-	-	-
Adjusted Margin	1,998,563	2,297,031	894,616	853,642	166,872	146,675

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; statements concerning management’s beliefs as well as our strategic and operational plans; our plans and expectations regarding the growth and scaling of our MICE and Hotels business, including standalone Hotels; our expectations regarding profitability and margin improvement across our Air and Hotels and Packages businesses; our plans to use technology, artificial intelligence and automation to improve customer experience and operating efficiency; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our ordinary shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel and freight industry in particular, including disruptions caused by safety concerns, the impact of cyberattacks, security incidents or breaches impacting our business, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in Israel, Gaza and the Middle East, including the conflict in Iran, austerity measures implemented or recommended by the Indian government, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies, changes in aviation fuel prices, airline capacity and average airfares; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is one of the India’s largest corporate travel services provider in terms of number of corporate clients with over 1,340 large corporate customers and approximately 60,750 registered SME customers and the second-largest player in the TMC and corporate online travel agency (OTA) segment in the country in terms of market share for fiscal year 2024 (Videc report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Bill Zima

ICR Inc.

Email: bill.zima@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME OR LOSS FOR THREE MONTHS ENDED SEPTEMBER 30, 2026

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2025	2026		2025	2026
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	33,82,934	20,08,506	20,959	53,49,870	38,13,846	39,798
Other revenue	1,25,756	1,27,523	1,331	2,56,965	2,01,133	2,099
Total revenue	35,08,690	21,36,029	22,290	56,06,835	40,14,979	41,897
Other income	12,087	11,311	118	21,881	1,75,896	1,836

Service cost	22,51,395	8,81,489	9,198	31,93,248	15,33,127	15,998
Personnel expenses	4,19,472	4,57,974	4,779	8,23,060	9,79,248	10,219
Marketing and sales promotion expenses	66,469	43,325	452	1,14,914	88,126	920
Other operating expenses	5,80,074	8,48,926	8,859	10,98,238	15,07,202	15,728
Depreciation and amortization	98,696	1,23,264	1,286	1,90,206	2,34,911	2,451
Results from operations	1,04,671	(2,07,638)	(2,166)	2,09,050	(1,51,738)	(1,583)

Finance income	49,012	21,315	222	84,084	57,434	599
Finance costs	(28,215)	(47,866)	(499)	(46,437)	(94,299)	(984)
Profit/(Loss) before taxes	1,25,468	(2,34,189)	(2,443)	2,46,697	(1,88,603)	(1,968)
Tax (expense)/benefit	(26,697)	11,104	116	(37,985)	6,382	67
Profit/(Loss) for the period	98,771	(2,23,085)	(2,328)	2,08,712	(1,82,221)	(1,902)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain/(loss) on defined benefit plan	(3,371)	4,506	47	(4,326)	2,818	29
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(39,660)	53,136	554	(2,62,950)	62,252	650
Other comprehensive profit/(loss) for the period, net of tax	(43,031)	57,642	602	(2,67,276)	65,070	679
Total comprehensive profit/(loss) for the period, net of tax	55,740	(1,65,443)	(1,726)	(58,564)	(1,17,151)	(1,222)

Profit/(loss) attributable to :
Owners of the Parent Company	47,898	(2,19,131)	(2,287)	1,00,794	(1,84,877)	(1,929)
Non-Controlling interest	50,873	(3,954)	(41)	1,07,918	2,656	27
Profit/(Loss) for the period	98,771	(2,23,085)	(2,328)	2,08,712	(1,82,221)	(1,902)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	6,057	(1,63,171)	(1,703)	(1,64,944)	(1,20,859)	(1,261)
Non-Controlling interest	49,683	(2,272)	(23)	1,06,380	3,708	39
Total comprehensive profit/(loss) for the period	55,740	(1,65,443)	(1,726)	(58,564)	(1,17,151)	(1,222)

Earnings/(Loss) per share
Basic	0.77	(3.42)	(0.04)	1.62	(2.89)	(0.03)
Diluted	0.77	(3.42)	(0.04)	1.61	(2.89)	(0.03)

Weighted average no. of shares
Basic	6,22,48,772	6,40,13,373	6,40,13,373	6,23,03,232	6,40,01,724	6,40,01,724
Diluted	6,24,88,154	6,40,13,373	6,40,13,373	6,25,42,614	6,40,01,724	6,40,01,724

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2026

(Amounts in thousands, except per share data and number of shares)

	March 31, 2026	September 30, 2026	September 30, 2026
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	1,00,598	95,524	997
Investment Property	40,058	40,058	418
Right-of-use assets	2,57,291	3,51,379	3,667
Intangible assets and goodwill	24,83,450	24,85,568	25,937
Prepayments and other assets	3,696	3,500	37
Other financial assets	54,659	61,353	640
Term deposits	32,032	32,066	335
Other non-financial assets	1,29,210	46,617	486
Deferred tax asset	30,648	44,771	467
Total non-current assets	31,31,642	31,60,836	32,984

Current assets
Trade and other receivables	53,96,927	62,07,127	64,772
Prepayments and other assets	18,35,763	13,51,704	14,105
Income tax recoverable	5,25,136	4,18,828	4,371
Other financial assets	80,769	96,798	1,010
Term deposits	14,76,004	14,17,579	14,793
Cash and cash equivalents	10,04,077	8,54,416	8,916
Total current assets	1,03,18,676	1,03,46,452	1,07,967

Total assets	1,34,50,318	1,35,07,287	1,40,952

Equity and liabilities
Equity		`
Share capital	879	880	9
Share premium	2,08,49,558	2,08,57,208	2,17,648
Treasury shares	(4,18,555)	(4,18,555)	(4,368)
Other capital reserve	3,70,979	4,63,857	4,840
Accumulated deficit	(2,06,09,852)	(2,07,92,961)	(2,16,978)
Non-controlling interest reserve	53,41,099	53,41,099	55,735
Foreign currency translation reserve	(82,685)	(20,433)	(213)
Total equity attributable to equity holders of the Company	54,51,423	54,31,095	56,674
Total Non-controlling interest	28,13,032	28,16,739	29,393
Total equity	82,64,455	82,47,834	86,067

Non-current liabilities
Borrowings	12,090	10,266	107
Deferred tax liability	1,28,885	1,22,995	1,283
Employee benefits	1,03,723	1,03,367	1,079
Lease liability	2,28,583	3,06,202	3,195
Total non-current liabilities	4,73,281	5,42,830	5,665

Current liabilities
Borrowings	7,04,127	11,04,494	11,526
Trade and other payables	28,21,826	23,35,777	24,374
Employee benefits	86,011	84,064	877
Deferred revenue	2,511	-	-
Income taxes payable	1,641	9,745	102
Lease liability	84,920	96,205	1,004
Other financial liabilities	67,802	31,661	330
Other current liabilities	9,43,744	10,54,677	11,007
Total current liabilities	47,12,582	47,16,623	49,220
Total liabilities	51,85,863	52,59,453	54,884
Total equity and liabilities	1,34,50,318	1,35,07,287	1,40,952

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2026

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve		Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2026	879	2,08,49,558	(4,18,555)	(2,06,09,852)	53,41,099		3,70,979	(82,685)	54,51,423	28,13,032	82,64,455

Loss for the period	-	-	-	(1,84,877)	-		-	-	(1,84,877)	2,656	(1,82,220)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-		-	62,252	62,252	-	62,252
Re-measurement gain on defined benefit plan	-	-	-	1,766	-		-	-	1,766	1,052	2,818
Total other comprehensive loss	-	-	-	1,766	-	#	-	62,252	64,018	1,052	65,070

Total comprehensive loss	-	-	-	(1,83,111)	-		-	62,252	(1,20,859)	3,708	(1,17,151)

Share based payments	-	-	-	-	-		1,00,529	-	1,00,529	-	1,00,529
Vested PSUs net settled for employee’s tax obligation	-	-	-	-	-		-	-	-	-	-
Transfer on account of cancellation of shares	-	-	-	-	-		-	-	-	-	-
Exercise of options	1	7,650	-	-	-		(7,651)	-	-	-	-
Own shares repurchase	-	-	-	-	-		-	-	-	-	-
Cost of issuance of shares	-	-	-	-	-		-	-	-	-	-
Contingent dividend	-	-	-	-	-		-	-	-	-	-
Change in non-controlling interest	-	-	-	-	-		-	-	-	-	-

Total contribution by owners	1	7,650	-	-	-		92,878	-	1,00,529	-	1,00,529

Balance as at September 30, 2026	880	2,08,57,208	(4,18,555)	(2,07,92,961)	53,41,099		4,63,857	(20,433)	54,31,096	28,16,739	82,47,834

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2026

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30,
	2025	2026	2026
	INR	INR	USD

Profit before tax	246,697	(188,603)	(1,968)
Adjustments for non-cash and non-operating items	187,544	449,635	4,692
Change in working capital	658,887	(738,780)	(7,709)
Direct taxes (paid)/ refund (net)	1,749	100,745	1,051
Net cash flows from operating activities	1,110,277	(377,003)	(3,935)
Net cash flows used in investing activities	(305,760)	(100,947)	(1,052)
Net cash flows used in financing activities	(528,146)	371,237	3,875
Net increase/decrease in cash and cash equivalents	276,371	(106,713)	(1,113)
Effect of exchange differences on cash and cash equivalents	(249,475)	65,883	687
Cash and cash equivalents at the beginning of the period*	548,668	562,613	5,871
Cash and cash equivalents at the end of the period	575,564	521,783	5,445

* Includes an overdraft balance of INR 332,634 for the period ended September 30, 2026 and INR 183,208 for the period ended September 30, 2025.

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2025	2026	2025	2026
Quantitative details *
Air Passengers Booked	1,329	1,298	2,535	2,562
Stand-alone Hotel Room Nights Booked	504	490	927	1,038
Packages Passengers Travelled	33	142	52	159
Gross Bookings
Air Ticketing	1,48,11,400	1,70,06,075	2,89,14,623	3,35,84,928
Hotels and Packages	51,41,643	40,53,570	85,74,965	79,29,758
Other Services	5,51,811	5,94,937	10,73,120	11,46,679
Total	2,05,04,854	2,16,54,582	3,85,62,708	4,26,61,365
Adjusted Margin
Adjusted Margin - Air Ticketing	10,16,046	12,27,493	19,98,563	22,97,031
Adjusted Margin - Hotels and Packages	5,14,468	3,81,126	8,94,617	8,53,642
Adjusted Margin - Other Services	94,967	71,855	1,66,871	1,46,675
Others (Including Other Income)	1,37,843	1,38,834	2,78,845	6,25,169
Total	17,63,324	18,19,308	33,38,896	39,22,517
Adjusted Margin%**
Air Ticketing	6.9%	7.2%	6.9%	6.8%
Hotels and Packages	10.0%	9.4%	10.4%	10.8%
Other Services	17.2%	12.1%	15.6%	12.8%

* Quantitative details are considered on a gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.